UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 17th, 2025

DATE, TIME, AND PLACE: January 17th, 2025, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 93.24% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Bruno Garcia Rosa Carneiro, as President; and Mr. Rafael Tridico Faria, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of December 18,19 and 20, 2024.

AGENDA: (a) To FIXATE the number of members that will compose the Board of Directors of the Company; (b) To ELECT one (1) new member to compose the Board of Directors of Santander Brasil; and (c) Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on December 17, 2024; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on January 16, 2024, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders' appreciation. With regard to the provisions of Subsection I of § 5 of the Article

48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(i)         TO FIXATE by majority, with 3,629,090,404 favorable votes, 18,117 against votes and 117,987 abstentions, the number of eleven (11) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2025.

(ii)        ELECT, by majority, with 3,629,006,488 favorable votes, 98,479 against votes and 121,541 abstentions, as a member of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2025 Ordinary General Meeting, Mrs. Cristina San Jose Brosa, Spanish, divorced, administrator, holder of the Spanish Passport PAN818923, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Amazonia Building, 2ª Planta, 28660, Boadilla del Monte, Madrid, Spain.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board member hereby elected, (i) is not involved in any crime that prevents her from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (ii) meets the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iii) will only take office in the position for which she has been elected after the authorization of its election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(iii)       Due to the resolution in the previous item, CONFIRM, by majority, with 3,629,070,160 favorable votes, 34,423 against votes and 121,925 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2025 Ordinary General Meeting, which by virtue of the election approved herein will be composed of the directors listed below, once the election of Mrs. Cristina San Jose Brosa  is authorized by the Central Bank of Brazil and takes office:

Name	Position
Deborah Stern Vieitas	President (independent)
Javier Maldonado Trinchant	Vice president
Cristiana Almeida Pipponzi	Director (independent)
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Director (independent)
Ede Ilson Viani	Director
José de Paiva Ferreira	Director (independent)
Marília Artimonte Rocca	Director (independent)
Mario Roberto Opice Leão	Director
Pedro Augusto de Melo	Director (independent)
Vanessa de Souza Lobato Barbosa	Director

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Bruno Garcia Rosa Carneiro – President; Rafael Tridico Faria – Secretary. Shareholders: BANCO SANTANDER, S.A. – Rafael Tridico Faria, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Rafael Tridico Faria, attorney-in-fact; STERREBEECK, B.V. – Rafael Tridico Faria, attorney-in-fact; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; IBM DIVERSIFIED GLOBAL EQUITY FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL ICAV; THE BOARD OF THE PENSION PROTECTION FUND; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; NAV CANADA PENSION PLAN; COLONIAL FIRST STATE INVESTMENT FUND 10; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; DWS LATIN AMERICA EQUITY FUND; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; AMERICAN HEART ASSOCIATION, INC.; PHILADELPHIA GAS WORKS PENSION PLAN; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; CAMBRIA GLOBAL VALUE ETF; STRIVE EMERGING MARKETS EX-CHINA ETF; VALIC COMPANY I - EMERGING ECONOMIES FUND; ISHARES EMERGING MARKETS DIVIDEND ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); TEXAS MUNICIPAL RETIREMENT SYSTEM; FUNDAMENTAL LOW V I E M EQUITY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MIP ACTIVE STOCK MASTER PORTFOLIO; PARKER FOUNDATION, INC.; BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS; ISHARES IV PUBLIC LIMITED COMPANY; THE INCUBATION FUND, LTD.; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; THE MONETARY AUTHORITY OF SINGAPORE; WELL MAN FUNDS (LUXEMBOURG) - WELL GLOB RESEARCH EQUITY FUND; WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; PEOPLE S BANK OF CHINA; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; WELLINGTON-CIS GLOBAL EQUITY FUND, L.P.; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; LEGAL GENERAL U. ETF P. LIMITED COMPANY; GOVERNMENT EMPLOYEES PENSION FUND; RAYTHEON TECHNOLOGIES C. M. R. TRUST; ALASKA PERMANENT FUND; TELUS PENSIONS MASTER TRUST; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; COLUMBIA EM CORE EX-CHINA ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; CIBC EMERGING MARKETS EQUITY INDEX ETF; EMERGING MARKETS EQUITY SELECT ETF; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; DIMENSIONAL EMERGING MKTS VALUE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU;

COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH EMERGING MARKETS FUND 6; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; PRIME SUPER; BIMCOR GLOBAL EQUITY POOLED FUND; RBC CANADIAN MASTER TRUST; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; SCOTIA PRIVATE EMERGING MARKETS POOL; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; FRANKLIN LIBERTYSHARES ICAV; MERCER UCITS COMMON CONTRACTUAL FUND; WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; ARROWSTREET (DELAWARE) L/S FUND L.P.;FORD MOTOR CO DEFINED BENEF MASTER TRUST; STATE UNIVERSITY RETIREMENT SYSTEM; ILLINOIS MUNICIPAL RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; CATERPILLAR INVESTMENT TRUST; COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; CHALLENGE FUNDS - CHALLENGE INTERNATIONAL EQUITY FUND; WELLINGTON TRUST COMPANY N.A.; MANAGED PENSION FUNDS LIMITED; SPDR SP EMERGING MARKETS ETF; CANADA PENSION PLAN INVESTMENT BOARD; SCHWAB EMERGING MARKETS EQUITY ETF; DEUTSCHE INVEST I BRAZILIAN EQUITIES; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND UNIT TRUST; SPDR SP EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; VICTORIAN FUNDS MAN C A T F V E M T; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND; ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; CPPIB MAP CAYMAN SPC; ARERO - DER WELTFONDS -NACHHALTIG; ARROWSTREET EMK ALPHA EXTENSION FUND L.P.; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET EMERGING MARKET TRUST FUND; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; XTRACKERS (IE) PUBLIC LIMITED COMPANY; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; QSUPER; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET CAPITAL COPLEY FUND LIMITED; DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; STATE OF IND PUBLIC EMPL RET FUND; ARROWSTREET US GROUP TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; LOCKHEED MARTIN CORP

MASTER RETIREMENT TRUST; THE EMERGING M.S. OF THE DFA I.T.CO.; STICHTING PGGM DEPOSITARY; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; STICHITING BLUE SKY ACT EQ EM MK GL FUND; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; GENERAL ORGANISATION FOR SOCIAL INSURANCE; CITY OF NEW YORK GROUP TRUST; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; FIRST TRUST LATIN AMERICA ALPHADEX FUND; BRIDGEWATER PURE ALPHA EURO FUND, LTD.; EWP PA FUND, LTD.; DFC EMERGING MARKETS EQUITY FUND; NORGES BANK; BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY; ACADIAN COLLECTIVE INVESTMENT TRUST; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV; INVESCO BCPL BADGER FUND; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; BW DMO FUND, LTD.; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; ISHARES V PUBLIC LIMITED COMPANY; WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; ALBERTA INVESTMENT MANAGEMENT CORPORATION; IVESCO FTSE RAFI EMERGING MARKETS ETF; CCL Q EMERGING MARKETS EQUITY FUND; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; MISSOURI EDUCATION PENSION TRUST; CONSTRUCTION BUILDING UNIONS SUPER FUND; MINISTRY OF ECONOMY AND FINANCE; GLOBAL EX-US ALPHA TILTS FUND; GLOBAL EX-US ALPHA TILTS FUND B; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; JNL EMERGING MARKETS INDEX FUND; JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF; FACTORY MUTUAL INSURANCE COMPANY; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; COINVEST LTD; INDUSTRIENS PENSIONFORSIKRING; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; STATE OF NEW MEXICO STATE INV. COUNCIL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F– by remote voting ballot; AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, AMUNDI INDEX SOLUTIONS, MOST DIVERSIFIED PORTFOLIO SICAV, represented by Karina Francisca de Andrade, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Rafael Tridico Faria, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Rafael Tridico Faria

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 17, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer